August 30, 2016 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3561 Attention: David L. Orlic, Special Counsel
Re:          Professional Diversity Network, Inc.
Schedule TO-C
Filed August 15, 2016
File No. 005-87999

Dear Mr. Orlic:

On behalf of Professional Diversity Network, Inc. (“PDN”), set forth below is PDN’s response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated August 23, 2016 with respect to the above referenced Schedule TO-C of PDN.

For reference purposes, the text of the letter has been reproduced herein with responses below each numbered comment. For your convenience, the reproduced Staff comments from the letter have been italicized.

General

1. We note that the price in the Share Issuance and Sale is the same as the price in the Tender Offer, that the consideration for tendered shares will be paid from the proceeds of the Share Issuance and Sale, and that consummation of the Tender Offer is conditioned on consummation of the Share Issuance and Sale.  Please advise as to which entity or entities will be identified as bidders in the Schedule TO and whether PDN is bidding for 2.5 million of its outstanding shares on CFL’s behalf.

Response:

PDN will be identified as the sole offeror in the Schedule TO.  Cosmic Forward Limited, a Republic of Seychelles company wholly-owned by a group of Chinese investors  (“CFL”), has not been identified as a “bidder” (as defined in Rule 14d-1(g)(2) of Regulation 14D) in the issuer tender offer (the “Tender Offer”) for up to 2.5 million shares of common stock of PDN (the “Common Stock”) because we have concluded that CFL is neither a person making the Tender Offer nor on whose behalf the Tender Offer is made.  In reaching this conclusion, we considered, among other things, the Staff’s analysis and interpretive position set forth in Section II.D.2 of the Commission’s Division of Corporation Finance Current Issues and Rulemaking Projects (November 14, 2000), as updated (the “CIRP”), which describes the factors the Staff will consider in connection with determining the “bidder” in a tender offer.

ALBANY
AMSTERDAM
ATLANTA
AUSTIN
BOCA RATON
BOSTON
CHICAGO
DALLAS
DELAWARE
DENVER
FORT LAUDERDALE
HOUSTON
LAS VEGAS
LONDON*
LOS ANGELES
MEXICO CITY+
MIAMI
MILAN**
NEW JERSEY
NEW YORK
NORTHERN VIRGINIA
ORANGE COUNTY
ORLANDO
PHILADELPHIA
PHOENIX
ROME**
SACRAMENTO
SAN FRANCISCO
SEOUL∞
SHANGHAI
SILICON VALLEY
TALLAHASSEE
TAMPA
TEL AVIV^
WARSAW~
WASHINGTON, D.C.
WESTCHESTER COUNTY
WEST PALM BEACH

*   OPERATES AS
     GREENBERG TRAURIG MAHER LLP

+        OPERATES AS
     GREENBERG TRAURIG, S.C.

* *   STRATEGIC ALLIANCE

∞        OPERATES AS
      GREENBERG TRAURIG LLP
      FOREIGN LEGAL CONSULTANT OFFICE

^    A BRANCH OF
      GREENBERG TRAURIG, P.A.,
      FLORIDA, USA

~    OPERATES AS
     GREENBERG TRAURIG GRZESIAK SP.K.

GREENBERG TRAURIG, P.A.  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
401 East Las Olas Boulevard, Suite 2000  ■  Ft. Lauderdale, Florida 33301  ■  Tel 954.765.0500  ■  Fax 954.765.1477

August 30, 2016

In determining that neither CFL nor any other entity should be included as a bidder, we considered the following relevant factors outlined in Section II.D.2 of the CIRP:

•
Did CFL play a significant role in initiating, structuring, and negotiating the Tender Offer?  The Tender Offer is contemplated by the stock purchase agreement between PDN and CFL dated August 12, 2016 (the “Purchase Agreement”).  Pursuant to the Purchase Agreement, PDN will issue and sell to CFL in a private placement a number of shares of Common Stock such that CFL will hold shares of Common Stock equal to approximately 51% of the outstanding shares of Common Stock, determined on a fully-diluted basis, after giving effect to the consummation of the transactions contemplated by the Purchase Agreement, including the Tender Offer (the “Share Issuance and Sale”).  The Purchase Agreement was negotiated on an arm’s length basis between unaffiliated parties.

Although the Tender Offer is contemplated by the Purchase Agreement, it was included in the Purchase Agreement at PDN’s request.  PDN and its bankers negotiated and structured the material terms of the Tender Offer solely to provide liquidity to PDN’s stockholders for the benefit of PDN’s stockholders.  CFL did not play a significant role in initiating, structuring or negotiating the Tender Offer.  CFL was and is neutral as to whether the Tender Offer occurs because the terms of the Purchase Agreement ensure that CFL will obtain a 51% ownership interest in PDN following the consummation of the transactions contemplated by the Purchase Agreement regardless of the amount of shares PDN acquires in the Tender Offer or whether or not it occurs.  The Tender Offer merely impacts the ultimate number of shares to be issued to CFL to get it to 51% ownership in PDN following consummation of the transactions.  We note, in particular, that completion of the Tender Offer is not a condition to completion of the Share Issuance and Sale.

•	Is CFL acting together with the named bidder? No. PDN is acting solely on its own in connection with the purchase of Common Stock in the Tender Offer to provide liquidity to PDN stockholders.

•	To what extent did or does CFL control the terms of the offer? CFL does not and did not control the terms of the Tender Offer. The terms of the Tender Offer were initiated and structured by PDN. CFL has certain consent rights pursuant to the Purchase Agreement with respect to the ability of PDN to (1) terminate or withdraw the Tender Offer, (2) amend, change or waive any term of condition of the Tender Offer, (3) reduce or extend the time period during which the Tender Offer remains open or (4) take any action that would reasonably be expected to unreasonably delay consummation of the Tender Offer. However, these consent rights were intended simply to assure CFL that the financial terms on which PDN proposed, on an arm’s length basis, to conduct the Tender Offer could not be varied unilaterally by PDN. These terms protect CFL’s position in PDN’s capital structure and the financial terms of its investment, but do not afford CFL control over PDN or the terms of the Tender Offer.

GREENBERG TRAURIG, P.A.  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM

August 30, 2016

•	Is CFL providing financing for the Tender Offer, or playing a primary role in obtaining financing? It is anticipated that substantially all of the funds to be used to purchase Common Stock in the Tender Offer will come from the proceeds of the Share Issuance and Sale. While CFL is providing financing for the Tender Offer, this is only one fact to be considered in determining whether CFL is a bidder.

•	Does the person control the named bidder, directly or indirectly? No. Neither CFL nor any of its control persons currently own any shares of Common Stock of PDN or otherwise control PDN, directly or indirectly. No such interest will arise until the closing of the Share Issuance and Sale.

•	Did the person form the nominal bidder, or cause it to be formed? No. PDN is not a nominal bidder. Rather, PDN is an established, publicly traded company with substantive operations and assets that are unrelated to the Tender Offer. PDN had revenues of approximately $38.6 million for the year ended December 31, 2015 and total assets of $37.4 million as of June 30, 2016.

•	Would the person beneficially own the securities purchased by the named bidder in the Tender Offer or the assets of the target company? No, all shares of PDN Common Stock which PDN acquires in the Tender Offer will be cancelled. CFL will not beneficially own the shares that are purchased in the Tender Offer. Importantly, the number of shares purchased in the Tender Offer will not impact the ultimate beneficial ownership percentage of CFL in PDN Common Stock following consummation of all of the transactions contemplated by the Purchase Agreement. Pursuant to the terms of the Purchase Agreement, CFL will own that number of shares that constitutes 51% of PDN’s then-outstanding shares of Common Stock, determined on a fully-diluted basis, regardless of the number of shares PDN purchases in the Tender Offer.

Further, the CIRP states that the Staff would consider the degree to which the other party benefits from the transaction.  In this case, CFL will receive no benefit from the Tender Offer, as its percentage ownership of the outstanding Common Stock would not be affected by the results of the Tender Offer. The Tender Offer is being conducted for the sole purpose of providing liquidity to PDN’s stockholders for the sole benefit of PDN’s stockholders.

For the foregoing reasons, the offer is being made by and on behalf of PDN solely.  Accordingly, neither CFL nor any other entity is a “bidder” in this context.

GREENBERG TRAURIG, P.A.  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM

August 30, 2016

2. The Tender Offer is subject to consummation of the Share Issuance and Sale, and therefore it appears that a material change will occur in the tender offer information previously disclosed to security holders when the Share Issuance and Sale is consummated.  Please confirm that the Schedule TO will be amended to disclose this material change and five business days will remain in the offer following this disclosure.

Response:

We confirm that the Schedule TO will be amended to disclose the consummation of the Share Issuance and Sale and that five business days will remain in the offer following this disclosure.

3. Please provide an analysis as to the applicability of Rule 14e-5 to the Share Issuance and Sale and the Co-Sale Right.  We note that the analysis may differ depending on which entity or entities are bidders in the Tender Offer.

Response:

Rule 14e-5 of the Exchange Act prohibits any “covered person,” including the offeror and its affiliates, from directly or indirectly purchasing or arranging to purchase any subject securities or any related securities except as part of the Tender Offer. This prohibition applies from the time of public announcement of the Tender Offer until the Tender Offer expires.

Rule 14e-5 does not apply to the purchase of shares by CFL in the Share Issuance and Sale or the Co-Sale Right, as defined below, because CFL is not a “covered person” as defined in Rule 14e-5.  Pursuant to the Co-Sale Right, an existing stockholder of PDN has the right under a separation agreement with PDN dated July 16, 2015 to sell his shares to CFL upon the same terms and conditions as set forth in the Purchase Agreement.

For purposes of Rule 14e-5, “Covered person” means:

(i) The offeror and its affiliates;

(ii) The offeror's dealer-manager and its affiliates;

(iii) Any advisor to any of the persons specified in paragraph (c)(3)(i) and (ii) of this section, whose compensation is dependent on the completion of the offer; and

(iv) Any person acting, directly or indirectly, in concert with any of the persons specified in this paragraph (c)(3) in connection with any purchase or arrangement to purchase any subject securities or any related securities.

As discussed above in response 1, we believe that PDN is the sole offeror in the Tender Offer.  Therefore, CFL is not an offeror pursuant to Rule 14e-5(c)(3)(i).  Further, prior to the purchase of Common Stock in the Share Issuance and Sale and pursuant to the Co-Sale Right, CFL will not be an affiliate of PDN as it currently does not own any shares of Common Stock of PDN, nor do any of CFL’s officers, directors or control persons own any shares of Common Stock of PDN or have any other relationship to PDN.

GREENBERG TRAURIG, P.A.  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM

August 30, 2016

Further, as discussed above, we do not believe CFL is acting in concert with PDN in connection with the purchase of the Common Stock in the Tender Offer pursuant to Rule 14e-5(c)(3)(iv).  As a result, we do not believe Rule 14e-5 applies to the Share Issuance and Sale and the Co-Sale Right.

In addition, PDN has structured the purchase of any Call Option Shares pursuant to the Call Option to close on the 11th business day following the expiration of the Tender Offer so as to comply with Rule 13e-4(f)(6) of the Exchange Act.  Rule 13e-4(f)(6) prohibits the issuer or any affiliate from purchasing Common Stock otherwise than pursuant to the Tender Offer prior to ten business days following the expiration of the Tender Offer.  After the closing of the Share Issuance and Sale, CFL will become an affiliate of PDN, and, therefore, its purchase of the Call Option Shares would be subject to Rule 13e-4(f)(6).

4. We note disclosure in the last paragraph on page 1 that the Call Option will be triggered if immediately after the Tender Offer, the Share Issuance and Sale, and any sale pursuant to the Co-Sale Right the shares of PDN common stock held by CFL amount to less than 51% of the then-outstanding shares.  Please advise as to the circumstances under which this might occur, given that PDN has agreed to issue that number of shares of its common stock to CFL such that CFL will hold approximately 51% of the outstanding shares.

On the closing of the Share Issuance and Sale, which will occur at least five business days before the expiration of the Tender Offer, PDN will issue to CFL a number of shares that constitutes 51% of PDN’s then-outstanding shares of Common Stock, determined on a fully-diluted basis, and assuming that the Tender Offer is fully subscribed.

If PDN acquires fewer than the full 2.5 million shares in the Tender Offer, CFL’s percentage ownership of PDN’s then-outstanding shares of Common Stock, determined on a fully-diluted basis, would be below 51% because there will be a greater number of shares outstanding than assumed at the time of the closing of the Share Issuance and Sale.  In such a case, CFL, beginning 11 business days after the expiration of the Tender Offer, would have an option (the “Call Option”) to purchase, at a price per share equal to the price paid in the Share Issuance and Sale, such additional number of shares of Common Stock (the “Call Option Shares”) as are necessary for the previously issued shares of Common Stock plus the Call Option Shares to equal 51% of the then-outstanding shares of Common Stock, determined on a fully-diluted basis, taking into account the issuance of the Call Option Shares.

GREENBERG TRAURIG, P.A.  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM

August 30, 2016

* * * * *
The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions, comments or requests for further information to me at 954-768-8232 or email at greenl@gtlaw.com.

Very truly yours,

GREENBERG TRAURIG, P.A.

/s/ Laurie L. Green
Laurie L. Green

cc:	David Mecklenburger Chief Financial Officer

GREENBERG TRAURIG, P.A.  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM